UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
28 April 2021
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the Company's Registration Statement (File No. 333-231902-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical or current facts, including statements about the Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Lloyds Bank Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Lloyds Bank Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Lloyds Bank Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; the Lloyds Bank Group’s ESG targets and/or commitments; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Lloyds Bank Group’s knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the EU-UK Trade and Cooperation Agreement, instability as a result of the potential for other countries to exit the EU or the Eurozone, and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change, including the Lloyds Bank Group’s or Lloyds Banking Group plc’s ability along with the government and other stakeholders to manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK's exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Lloyds Bank Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Lloyds Bank Group's directors, management or employees including industrial action; changes in Lloyds Bank Group’s ability to develop sustainable finance products and Lloyds Bank Group’s capacity to measure the climate impact from its financing activity, which may affect Lloyds Bank Group’s ability to achieve its climate ambition; changes to the Lloyds Bank Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Lloyds Bank Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the SEC, Lloyds Bank plc annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Lloyds Bank Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2021 and is being incorporated by reference into the Registration Statement with File no. 333-231902-01.

FINANCIAL REVIEW
Income statement
In the three months to 31 March 2021, the Group recorded a profit before tax of £1,768 million compared to £404 million in the same period in 2020, representing an increase of £1,364 million largely reflecting the improved economic outlook for the UK in the current quarter compared to the deterioration assumed in the first quarter of 2020. Profit after tax was £1,283 million.
Total income decreased by £258 million, or 7 per cent, to £3,644 million in the three months to 31 March 2021 compared to £3,902 million in the first three months of 2020; there was a decrease of £229 million in net interest income and £29 million a decrease in other income.
Net interest income was down £229 million, or 8 per cent, to £2,656 million compared to £2,885 million in the first three months of 2020. The net interest margin reduced as a result of the lower rate environment. Average interest-earning assets increased driven by growth in the open mortgage book and an increase in government-backed lending, partially offset by lower balances in unsecured personal loans, credit cards and motor finance, as well as the effects of the continued optimisation of the Corporate and Institutional book within Commercial Banking.
Other income was £29 million lower at £988 million in the three months to 31 March 2021 compared to £1,017 million in the same period last year; there was a fall in net fee and commission income as reduced card and other transaction-based income streams reflecting lower levels of customer activity driven by the coronavirus pandemic were only partly offset by some increase in commercial banking fees. Other operating income also decreased due to lower levels of operating lease rental income as a result of the reduced Lex Autolease vehicle fleet size and lower gains on the disposal of financial assets at fair value through other comprehensive income.
Total operating expenses increased by £25 million to £2,212 million compared to £2,187 million in the first three months of 2020. There was an increase of £41 million in operating costs reflecting higher restructuring costs, primarily technology research and development costs and severance, as well as slightly higher property transformation costs. These were partially offset by a reduction in depreciation of tangible fixed assets due to the reduced Lex Autolease vehicle fleet size. Staff costs were little changed. The charge in respect of regulatory provisions was £16 million lower at £64 million and related to pre-existing programmes.
As highlighted in the 2020 results, in relation to HBOS Reading, decisions from the independent panel re-review on direct and consequential losses will start to be issued during 2021. This is likely to result in further charges but it is not possible to estimate the potential impact at this stage.
There was a net release of expected credit loss allowances (ECLs) in the quarter of £336 million, compared to a charge of £1,311 million in the first quarter of 2020, largely reflecting the improved UK economic outlook.
The ECL allowance in respect of loans and advances to customers remains high by historical standards at £5,174 million, a coverage ratio of 1.1 per cent. This is consistent with the Group's updated macroeconomic projections. It assumes that a large proportion of expected losses will crystallise over the next 12 to 18 months as support measures subside and unemployment increases.
Credit performance has remained stable in the quarter, with the flow of assets into arrears, defaults and write-offs remaining at low levels in part due to the continued effectiveness of support schemes, including the Coronavirus Job Retention Scheme and payment holidays extended by the Group which have now largely matured. The Group has maintained judgemental ECL allowances in respect of losses assumed to have been suppressed over the last 12 months by support schemes, given that cumulative losses remain lower than would have ordinarily been anticipated.
The Group's £400 million central overlay has been maintained. It was added at the year end in recognition of the significant uncertainty with regard to the efficacy of the vaccine, the vaccination rollout, potential virus mutations and economic performance post lockdown restrictions and Government support. Although the base case outlook has improved in the first quarter, the Group still considers these risks to remain and that the conditioning assumptions for the base case and associated scenarios around this do not necessarily capture these unprecedented risks.

FINANCIAL REVIEW (continued)
The Group recognised a tax expense of £485 million in the period compared to a credit of £396 million in the first three months of 2020. The prior year credit included an uplift in deferred tax assets following the announcement by the UK Government that it would maintain the corporation tax rate at 19 per cent. On 3 March 2021, the Government announced its intention to increase the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023. Had this change in corporation tax rate been substantively enacted at 31 March 2021, the impact would have been to recognise a c.£1.25 billion deferred tax credit in the income statement and a c.£150 million debit within other comprehensive income, increasing the Group's net deferred tax asset by c.£1.1 billion.
Balance sheet
Total assets were £4,536 million higher at £604,475 million at 31 March 2021 compared to £599,939 million at 31 December 2020. There was an increase in cash and balances at central banks which were £11,805 million higher at £61,693 million reflecting increased liquidity holdings. Partly offsetting this, financial assets at amortised cost decreased by £1,917 million, to £490,049 million at 31 March 2021 compared to £491,966 million at 31 December 2020, as a result of a £4,861 million decrease in bank and customer reverse repurchase agreement balances. Other loans and advances to customers, net of impairment allowances, were £3,227 million higher as increases in the open mortgage book, motor finance and SME lending were only partially offset by reductions in the closed mortgage book, other retail balances and larger corporate lending. Derivative assets were £1,680 million lower at £6,661 million compared to £8,341 million at 31 December 2020, reflecting reduced volumes and movements in interest and exchange rates over the first three months of 2021.
Total liabilities were £4,380 million higher at £563,201 million compared to £558,821 million at 31 December 2020. Customer deposits increased by £11,804 million, or 3 per cent, to £446,373 million compared to £434,569 million at 31 December 2020, as a result of growth in retail current and savings accounts and commercial deposits. This increase was partly offset by a reduction in deposits from banks which were £3,408 million lower at £21,589 million, reflecting the reduced need for wholesale funding following further growth in customer deposits, and in derivative liabilities which were £1,863 million lower.
Shareholders’ equity was little changed at £35,259 million as profit retentions were largely offset by movements in the cash flow hedging reserve.
Capital
The Group’s Common equity tier 1 (CET1) capital ratio has increased from 15.5 per cent at 31 December 2020 to 16.1 per cent1 at 31 March 2021, primarily as a result of profit for the period and a reduction in risk-weighted assets, partially offset by pension contributions. The tier 1 capital ratio increased from 19.8 per cent at 31 December 2020 to 20.0 per cent1 at 31 March 2021 and the total capital ratio increased from 23.5 per cent at 31 December 2020 to 23.9 per cent1 at 31 March 2021, reflecting the increase in CET1 capital and the reduction in risk-weighted assets, partially offset by the annual reduction in transitional limits applied to legacy tier 1 and tier 2 instruments. The total capital ratio also reflects the issuance of a new tier 2 capital instrument in the quarter.
Risk-weighted assets reduced by £2.7 billion, or 2 per cent, to £168.2 billion at 31 March 2021, compared to £170.9 billion at 31 December 2020, primarily driven by optimisation activity undertaken in Commercial Banking.
The Group’s UK leverage ratio increased from 5.5 per cent at 31 December 2020 to 5.6 per cent1 at 31 March 2021.
1Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2021	Three months ended 31 Mar 2020
	£m	£m

Net interest income	2,656	2,885
Other income	988	1,017
Total income	3,644	3,902
Total operating expenses	(2,212)	(2,187)
Impairment	336	(1,311)
Profit before tax	1,768	404
Tax (expense) credit	(485)	396
Profit for the period	1,283	800

Profit attributable to ordinary shareholders	1,176	685
Profit attributable to other equity holders	102	104
Profit attributable to equity holders	1,278	789
Profit attributable to non-controlling interests	5	11
Profit for the period	1,283	800

CONDENSED CONSOLIDATED BALANCE SHEET

	At 31 Mar 2021	At 31 Dec 2020
	£m	£m
	(unaudited)	(audited)

Assets
Cash and balances at central banks	61,693	49,888
Financial assets at fair value through profit or loss	1,276	1,674
Derivative financial instruments	6,661	8,341
Loans and advances to banks	6,003	5,950
Loans and advances to customers	478,350	480,141
Debt securities	4,829	5,137
Due from fellow Lloyds Banking Group undertakings	867	738
Financial assets at amortised cost	490,049	491,966
Financial assets at fair value through other comprehensive income	22,979	27,260
Other assets	21,817	20,810
Total assets	604,475	599,939

Liabilities
Deposits from banks	21,589	24,997
Customer deposits	446,373	434,569
Due to fellow Lloyds Banking Group undertakings	5,854	6,875
Financial liabilities at fair value through profit or loss	6,775	6,831
Derivative financial instruments	6,365	8,228
Debt securities in issue	57,105	59,293
Subordinated liabilities	10,049	9,242
Other liabilities	9,091	8,786
Total liabilities	563,201	558,821

Ordinary shareholders’ equity	35,259	35,105
Other equity instruments	5,935	5,935
Non-controlling interests	80	78
Total equity	41,274	41,118
Total equity and liabilities	604,475	599,939

ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group) for the three months ended 31 March 2021.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2020 Annual Report on Form 20-F.
2.Capital
Capital and leverage ratios reported as at 31 March 2021 incorporate profits for the three months that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Group’s Q1 2021 Interim Pillar 3 Report can be found at: https://www.lloydsbankinggroup.com/investors/financial-downloads.html
3.UK economic assumptions
Base case scenario by quarter
Key quarterly assumptions made by the Group are shown below. Gross domestic product is presented quarter on quarter, house price growth and commercial real estate growth is presented year on year.

	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
	%	%	%	%	%	%	%	%

Gross domestic product	(1.6)	3.7	1.5	1.2	1.4	0.9	0.5	0.4
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	5.2	5.6	6.2	7.0	6.7	6.3	6.0	5.7
House price growth	4.9	6.1	0.7	(0.8)	(0.8)	(1.1)	(0.4)	0.5
Commercial real estate price growth	(4.5)	(1.0)	(1.0)	(1.8)	(0.8)	(0.2)	1.2	1.9

ADDITIONAL FINANCIAL INFORMATION (continued)
3.UK economic assumptions (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period.

	2021	2022	2023	2024	2025	2021-2025
At 31 March 2021%		%	%	%	%	%

Upside
Gross domestic product	5.7	4.6	1.4	1.3	1.2	2.8
UK Bank Rate	0.81	1.19	0.98	1.20	1.43	1.12
Unemployment rate	4.9	4.9	4.4	4.2	4.1	4.5
House price growth	0.8	4.0	6.0	4.3	3.6	3.7
Commercial real estate price growth	9.3	4.8	2.3	(0.4)	(0.4)	3.1
Base case
Gross domestic product	5.0	5.0	1.6	1.3	1.3	2.8
UK Bank Rate	0.10	0.10	0.21	0.44	0.69	0.31
Unemployment rate	6.0	6.2	5.4	5.0	4.8	5.5
House price growth	(0.8)	0.5	2.2	1.7	1.7	1.1
Commercial real estate price growth	(1.8)	1.9	1.5	0.8	0.6	0.6
Downside
Gross domestic product	4.5	4.2	1.4	1.1	1.3	2.5
UK Bank Rate	0.12	0.12	0.09	0.17	0.33	0.17
Unemployment rate	6.9	7.7	6.9	6.3	5.9	6.8
House price growth	(4.1)	(6.9)	(5.2)	(3.9)	(2.2)	(4.5)
Commercial real estate price growth	(9.0)	(4.0)	(0.6)	0.0	0.9	(2.6)
Severe downside
Gross domestic product	2.8	3.4	1.1	1.3	1.4	2.0
UK Bank Rate	0.03	0.01	0.02	0.03	0.05	0.03
Unemployment rate	8.4	10.0	9.0	8.1	7.4	8.6
House price growth	(5.9)	(11.7)	(10.7)	(7.9)	(4.1)	(8.1)
Commercial real estate price growth	(19.8)	(11.3)	(4.7)	(1.0)	1.1	(7.5)

ADDITIONAL FINANCIAL INFORMATION (continued)
3.UK economic assumptions (continued)

	2020	2021	2022	2023	2024	2020-2024
At 31 December 2020%		%	%	%	%	%

Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5	0.3
UK Bank Rate	0.10	1.14	1.27	1.20	1.21	0.98
Unemployment rate	4.3	5.4	5.4	5.0	4.5	5.0
House price growth	6.3	(1.4)	5.2	6.0	5.0	4.2
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3	2.1

Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4	0.1
UK Bank Rate	0.10	0.10	0.10	0.21	0.25	0.15
Unemployment rate	4.5	6.8	6.8	6.1	5.5	5.9
House price growth	5.9	(3.8)	0.5	1.5	1.5	1.1
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6	(1.1)

Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4	(0.4)
UK Bank Rate	0.10	0.06	0.02	0.02	0.03	0.05
Unemployment rate	4.6	7.9	8.4	7.8	7.0	7.1
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)	(3.5)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)	(4.9)

Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2	(0.8)
UK Bank Rate	0.10	0.00	0.00	0.01	0.01	0.02
Unemployment rate	4.8	9.9	10.7	9.8	8.7	8.8
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)	(7.5)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)	(9.7)

ADDITIONAL FINANCIAL INFORMATION (continued)
4.Group loans and advances to customers and expected credit loss allowances

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 March 2021	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	258,215	27,863	1,880	12,219	300,177	9.3	0.6
Credit cards	10,663	3,198	354	—	14,215	22.5	2.5
Loans and overdrafts	7,652	1,439	324	—	9,415	15.3	3.4
UK Motor Finance	12,947	2,256	232	—	15,435	14.6	1.5
Other	18,170	1,218	182	—	19,570	6.2	0.9
Retail	307,647	35,974	2,972	12,219	358,812	10.0	0.8
SME	28,063	3,322	860	—	32,245	10.3	2.7
Other	32,269	6,230	2,488	—	40,987	15.2	6.1
Commercial Banking	60,332	9,552	3,348	—	73,232	13.0	4.6
Central items[1]	51,388	33	59	—	51,480	0.1	0.1
Total gross lending	419,367	45,559	6,379	12,219	483,524	9.4	1.3
ECL allowance on drawn balances	(1,240)	(1,853)	(1,847)	(234)	(5,174)
Net balance sheet carrying value	418,127	43,706	4,532	11,985	478,350

Group ECL allowance (drawn and undrawn)
UK Mortgages	97	451	188	235	971	46.4	19.4
Credit cards	185	516	165	—	866	59.6	19.1
Loans and overdrafts	210	334	163	—	707	47.2	23.1
UK Motor Finance[2]	177	171	155	—	503	34.0	30.8
Other	51	117	53	—	221	52.9	24.0
Retail	720	1,589	724	235	3,268	48.6	22.2
SME	130	162	123	—	415	39.0	29.6
Other	150	299	997	—	1,446	20.7	68.9
Commercial Banking	280	461	1,120	—	1,861	24.8	60.2
Other	411	1	10	—	422	0.2	2.4
Total ECL allowance (drawn and undrawn)	1,411	2,051	1,854	235	5,551	36.9	33.4

Group ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK Mortgages	—	1.6	10.0	1.9	0.3
Credit cards	1.7	16.1	56.9	—	6.1
Loans and overdrafts	2.7	23.2	64.7	—	7.6
UK Motor Finance	1.4	7.6	66.8	—	3.3
Other	0.3	9.6	40.2	—	1.1
Retail	0.2	4.4	26.0	1.9	0.9
SME	0.5	4.9	16.8	—	1.3
Other	0.5	4.8	40.2	—	3.5
Commercial Banking	0.5	4.8	34.9	—	2.5
Other	0.8	3.0	16.9	—	0.8
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.3	4.5	30.6	1.9	1.1
1Includes reverse repos of £52.8 billion.
2UK Motor Finance for Stages 1 and 2 include £168 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Retail of £186 million, and in Commercial Banking of £135 million.

ADDITIONAL FINANCIAL INFORMATION (continued)
4.Group loans and advances to customers and expected credit loss allowances (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	—	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	—	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	—	15,201	14.6	1.3
Other	17,879	1,304	184	—	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
SME	27,015	4,500	791	—	32,306	13.9	2.4
Other	29,882	9,438	2,694	—	42,014	22.5	6.4
Commercial Banking	56,897	13,938	3,485	—	74,320	18.8	4.7
Central items[1]	57,422	12	69	—	57,503	—	0.1
Total gross lending	415,608	51,280	6,443	12,511	485,842	10.6	1.3
ECL allowance on drawn balances	(1,347)	(2,125)	(1,968)	(261)	(5,701)
Net balance sheet carrying value	414,261	49,155	4,475	12,250	480,141

Group ECL allowance (drawn and undrawn)
UK Mortgages	107	468	191	261	1,027	45.6	18.6
Credit cards	240	530	153	—	923	57.4	16.6
Loans and overdrafts	224	344	147	—	715	48.1	20.6
UK Motor Finance[2]	197	171	133	—	501	34.1	26.5
Other	46	124	59	—	229	54.1	25.8
Retail	814	1,637	683	261	3,395	48.2	20.1
SME	142	234	126	—	502	46.6	25.1
Other	172	475	1,161	—	1,808	26.3	64.2
Commercial Banking	314	709	1,287	—	2,310	30.7	55.7
Central items	410	—	12	—	422	—	2.8
Total ECL allowance (drawn and undrawn)	1,538	2,346	1,982	261	6,127	38.3	32.3

Group ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK Mortgages	—	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	—	6.1
Loans and overdrafts	2.9	22.6	64.2	—	7.6
UK Motor Finance	1.5	7.7	66.8	—	3.3
Other	0.3	9.5	39.3	—	1.2
Retail	0.3	4.4	25.2	2.1	1.0
SME	0.5	5.2	19.1	—	1.6
Other	0.6	5.0	43.2	—	4.3
Commercial Banking	0.6	5.1	38.5	—	3.1
Central items	0.7	—	17.4	—	0.7
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.4	4.6	32.4	2.1	1.3
1Includes reverse repos of £58.6 billion.
2UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Retail of £179 million, and in Commercial Banking of £138 million.

ADDITIONAL FINANCIAL INFORMATION (continued)
5.Group Stage 2 loans and advances to customers

	Up to date				1-30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 March 2021
UK Mortgages	20,920	199	3,220	127	1,856	44	1,867	81	27,863	451
Credit cards	2,905	404	190	74	75	23	28	15	3,198	516
Loans and overdrafts	904	202	366	63	131	49	38	20	1,439	334
UK Motor Finance	765	62	1,324	55	128	36	39	18	2,256	171
Other	473	67	589	34	69	9	87	7	1,218	117
Retail	25,967	934	5,689	353	2,259	161	2,059	141	35,974	1,589
SME	3,026	148	208	8	35	3	53	3	3,322	162
Other	5,996	293	77	3	44	3	113	—	6,230	299
Commercial Banking	9,022	441	285	11	79	6	166	3	9,552	461
Central items	19	—	11	1	2	—	1	—	33	1
Total	35,008	1,375	5,985	365	2,340	167	2,226	144	45,559	2,051

At 31 December 2020
UK Mortgages	22,569	215	3,078	131	1,648	43	1,723	79	29,018	468
Credit cards	2,924	408	220	76	93	27	36	19	3,273	530
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	27,688	950	5,658	374	2,068	166	1,916	147	37,330	1,637
SME	4,229	219	150	6	40	5	81	4	4,500	234
Other	9,151	469	83	3	28	2	176	1	9,438	475
Commercial Banking	13,380	688	233	9	68	7	257	5	13,938	709
Central items	1	—	11	—	—	—	—	—	12	—
Total	41,069	1,638	5,902	383	2,136	173	2,173	152	51,280	2,346
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3Expected credit loss allowances on loans and advances to customers (drawn and undrawn).

ADDITIONAL FINANCIAL INFORMATION (continued)
6.Commercial Banking lending in key coronavirus-impacted sectors1

	At 31 March 2021				At 31 December 2020
	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of Group loans and advances	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of Group loans and advances
	£bn	£bn	£bn	%	£bn	£bn	£bn	%

Retail non-food	2.1	1.5	3.6	0.4	2.1	1.5	3.6	0.4
Automotive dealerships[2]	2.0	1.6	3.6	0.4	1.7	2.0	3.7	0.4
Oil and gas	1.0	2.1	3.1	0.2	1.1	2.5	3.6	0.2
Construction	0.7	1.5	2.2	0.1	0.8	1.6	2.4	0.2
Passenger transport	1.4	0.8	2.2	0.3	1.1	1.0	2.1	0.2
Hotels	1.6	0.3	1.9	0.4	1.8	0.3	2.1	0.4
Leisure	0.5	0.7	1.2	0.1	0.6	0.7	1.3	0.1
Restaurants and bars	0.6	0.3	0.9	0.1	0.6	0.3	0.9	0.1
Total	9.9	8.8	18.7	2.0	9.8	9.9	19.7	2.0
1Lending classified using ONS Standard Industrial Classification codes at legal entity level; drawn balances exclude c.£1 billion lending under the Coronavirus Business Interruption Loan Scheme and the Bounce Back Loan Scheme.
2Automotive dealerships includes Black Horse Motor Wholesale lending (within Retail).
7.Support measures
Retail payment holiday characteristics1

	Mortgages		Cards		Loans		Motor		Total
	000s	£bn	000s	£bn	000s	£bn	000s	£bn	000s	£bn

Total payment holidays granted	491	61.6	341	1.7	304	2.4	161	2.2	1,297	68.0
First payment holiday still in force	6	0.9	10	0.0	7	0.1	5	0.1	29	1.1
Matured payment holidays – repaying	443	55.4	282	1.4	259	2.1	139	1.8	1,123	60.7
Matured payment holidays – extended	15	2.0	9	0.0	14	0.1	6	0.1	43	2.3
Matured payment holidays – missed payment	27	3.3	41	0.2	24	0.2	11	0.2	103	3.9

As a percentage of total matured
Matured payment holidays – repaying	91%	91%	85%	85%	87%	87%	89%	86%	89%	91%
Matured payment holidays – extended	3%	3%	3%	3%	5%	5%	4%	5%	3%	3%
Matured payment holidays – missed payment	6%	5%	12%	12%	8%	8%	7%	9%	8%	6%
1.Data as at 31 March 2021. Analysis of mortgage payment holidays excludes St James Place, Intelligent Finance and Tesco; motor finance payment holidays excludes Lex Autolease. Total payment holidays granted are equal to the sum of first payment holiday still in force and matured payment holidays. Charged-off balances are included within missed payments. Totals and percentages are calculated using unrounded numbers.
Government-backed loan scheme approvals and value1

	000s	£bn

Coronavirus Business Interruption Loan Scheme	10.5	2.5
Bounce Back Loan Scheme	343.3	9.7
Coronavirus Large Business Interruption Loan Scheme	0.1	0.7
Total	353.9	12.9
1Data as at 2 April 2021.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ W Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer

Dated:	28 April 2021